

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2011

Ms. Frances G. Rathke
Chief Financial Officer
Green Mountain Coffee Roasters, Inc.
33 Coffee Lane
Waterbury, Vermont 05676

>   **Re: Green Mountain Coffee Roasters, Inc.**
>   **Form 10-K for the Fiscal Year Ended September 25, 2010**
>   **Filed December 9, 2010**
>   **Form 10-Q for the Thirteen Weeks ended December 25, 2010**
>   **Filed February 3, 2011**
>   **File No. 1-12340**

Dear Ms. Rathke:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 25, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Overview, page 28

1.   Please provide an executive overview to discuss the events, trends, and uncertainties that management views as most critical to the company's revenues, financial position, liquidity, plan of operations and results of operations with particular emphasis on how management evaluates the business. For additional guidance, please refer to the SEC Release No. 34-48960, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm. This discussion should also address how management sets goals and monitors itself against those goals. Please revise to provide additional insight into how

management monitors its business, the metrics it uses, and key considerations management makes in its decision making process.

In addition, while your discussion of the results of operations discusses intermediate effects of certain trends and events on the operations of the company, the analysis generally does not discuss the reasons underlying those intermediate effects and does not go into much detail. In this regard, we are not merely looking for a recitation of the financial statements; rather, we are looking for a narrative discussion which explains the underlying business events which impacted your financial results.

Results of Operations, page 35

2.   We note that you present full non-GAAP income statements for purposes of reconciling non-GAAP net income before taxes, non-GAAP net income and non-GAAP diluted earnings per share to your most directly comparable GAAP measures.   Your presentation of a full non-GAAP income statement does not appear to be consistent with Item 10(e) of Regulation S-K and the guidance in Question 102.10 of the Compliance and Disclosures Interpretations on Non-GAAP Financial Measures, available on the SEC website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm . Please tell us why you believe this guidance does not apply to you, under the circumstances.

3.   We see that you exclude acquisition-related transaction expenses and patent litigation settlement and related legal expenses in deriving the non-GAAP income before taxes, non-GAAP net income and non-GAAP diluted earnings per share metrics in your annual report and that you exclude SEC inquiry expenses and amortization of identifiable intangibles in deriving these non-GAAP measures in your subsequent interim report.

If you are able to show how your exclusion of these items complies with Item 10 (e)(1)(ii)(B) of Regulation S-K, we expect you will need to expand your disclosure to identify these metrics as either performance or liquidity measures, to indicate whether you regard the adjustments as recurring or non-recurring, and to explain how you utilize the measures and why you believe they provide meaningful information to investors to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

Financial Statements

Note 2 – Significant Accounting Policies

Fulfillment Fees, page F-14

4.   We note that you rely on a single order fulfillment entity, M.Block & Sons, Inc. ("MBLock") in the U.S. to process the majority of the sales orders for your AH single-cup business. You also indicate that MBLock "generally" accepts all credit risk on sales to these retailers. Tell us the circumstances under which MBlock would not assume the credit risk, quantify the amount of sales channeled through MBlock where you retained

the risk of collection for each of the years presented, and describe your revenue recognition policy for these sales transactions.

5.   Tell us your sales return policy for all types of transactions reflected in your financial statements and explain why this policy is not apparent in your disclosure. Please also quantify the amount of sales returns that occurred in each period.

Form 10-Q for the Thirteen Weeks ended December 25, 2010

Financial Statements

Note 1- Basis of Presentation, page 8

6.   We note that you labeled your historical financial statements for the thirteen weeks ended December 31, 2009 "as restated" and that you refer readers to disclosures in your Form 10-K for details regarding the restatements. To provide clear disclosure regarding the impacts of the restatements on your prior interim financial statements, we ask that you provide the disclosures required by FASB ASC paragraph 250-10-50-7 in your quarterly filings for fiscal 2011 and continue to label prior periods as restated.

Note 2 – Segment Reporting, page 8

7.   We note that you have changed the presentation of total assets for each segment in the interim period ended December 26, 2009. Please quantify the amounts re-allocated from the Corporate segment to each of the business units. Tell us the reasons for these adjustments and submit the disclosure you propose to clarify these changes.

Note 3 – Acquisitions, page 12

8.   You state that the acquisition of Van Houtte "…provides the company with an expanded Canadian presence and manufacturing and distribution synergies, which provide the basis for the goodwill recognized." Please tell us how you concluded that your allocation of $38.0 million in goodwill to the Filterfresh business, a U.S. coffee service business which you intend to sell in the near term, is consistent with this statement.

Exhibits

9.   We note your disclosure regarding the importance of your relationship with M.Block & Sons, Inc., the order fulfillment entity through which the company makes a majority of the at-home orders for the Keurig business unit's single-cup business sold to retailers. Please tell us how you concluded that filing your contract documentation would not be required to comply with Item 601(b)(10) of Regulation S-K. The same comment applies to your single order fulfillment partner in Canada and your sole manufacturer in China.

Closing Comments

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      You may contact Joanna Lam at (202) 551-3476 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters.   Please contact Caroline Kim at (202) 551-3878 or, in her absence, Alex Ledbetter at (202) 551- 3317 or me at (202) 551- 3745 with any other questions.

      Sincerely,

      H. Roger Schwall
      Assistant Director